SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jody@lhai.com

ICOS Agrees to Acquire Jointech Precision Equipment

— Strengthens Manufacturing Network of Sub-Contractors in China —

Heverlee, Belgium, September 22, 2003 — ICOS Vision Systems Corporation N.V. (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced that it has signed an agreement to acquire all of the outstanding shares of Jointech Precision Equipment Ltd for approximately $200,000 in cash. The company expects to complete the transaction in the fourth quarter of fiscal 2003, subject to customary closing conditions.

Jointech, located in Shenzen, China, near the Hong Kong border, handles final assembly and quality control of component inspectors for ICOS. Jointech will be renamed ICOS Vision Systems China and folded into the company’s Hong Kong operations. Godwin Tse, managing director of Jointech, will become the general manager of ICOS Hong Kong, responsible for integrating the manufacturing, R&D and support functions in Hong Kong and China.

Anton DeProft, president and chief executive officer of ICOS, said, “Once acquired, Jointech will direct the operations of sub-assembly companies and component suppliers located in China and involved in the production of component inspectors for our customers worldwide. As a result, ICOS will strengthen its ability to cost effectively expand production capacity as demand continues to grow along with the recovery of the semiconductor capital equipment market. Because Jointech is located close to our design center in Hong Kong and our customers in the Asia Pacific region, we will also be able to uphold our high standards of customer service.”

Anton DeProft continued, “We would like to welcome Godwin Tse to ICOS. Having worked with him for many years, we are confident in his abilities to help build ICOS’s business in Hong Kong and China.”

Godwin Tse added, “ICOS enjoys an excellent reputation with its customers based on a technologically advanced product portfolio and strong customer support. I look forward to contributing to the company’s growth.”

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the Company’s expectation that it will complete the Jointech acquisition in the fourth quarter, the anticipated benefits of the acquisition, and the Company’s expectation that demand for its products will continue to grow along with the recovery of the semiconductor capital equipment market. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Acquisitions involve numerous risks, including difficulties in the assimilation of and integration of operations, technologies and products of the acquired business, the potential loss of key employees of the acquired company. Moreover, consummation of the acquisition continues to be subject to customary conditions. As a result, the Company cannot provide assurance that the acquisition will be consummated when expected, if at all. The forward looking statements contained herein are also subject to the significant known and unknown risks and uncertainties generally applicable to the Company’s business, including, without limitation, uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays, the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated, the Company’s ability to predict accurately the demand for its products and to develop strategies to address its markets successfully, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business world-wide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

###

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: September 22, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President